UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of Aug 2018

Commission File Number: 000-14740

North American Nickel Inc.

(Translation of registrant’s name into English)

c/o Bennett Jones LLP, 3400 — One First Canadian Place, P.O. Box 130, Toronto, Ontario M5X 1A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [  ] Yes [X] No.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXPLANATORY NOTE

North American Nickel Inc. on Aug 28, 2018, has distributed Exhibits 99.1 to 99.4 to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the quarter ended Jun, 2018.

The disclosure documents can be viewed on the Canadian reporting issuer disclosure website www.sedar.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Nickel Inc.
(Registrant)

Date: Aug 29, 2018	By:	/s/ Sarah-Wenjia Zhu
	Name:	Sarah-Wenjia Zhu
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Q2 2018 Financial Statements
99.2	Q2 2018 Management Discussion & Analysis as at Aug 28, 2018
99.3	CEO certification Q2 2018
99.4	CFO certification Q2 2018

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